Exhibit 12

Engility Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income (loss) before income taxes	$(8,799)	$(298,306)	$70,647	$87,301	$(339,639)
Add: total fixed charges	139,606	128,215	21,050	29,152	18,518
Earnings before provision for taxes and fixed charges	$130,807	$(170,091)	$91,697	$116,453	$(321,121)

Fixed charges:
Interest and expense on indebtedness, including capitalized interest	$126,637	$110,262	$13,121	$21,801	$10,857
Interest portion of rentals (a)	12,969	17,953	7,929	7,351	7,661
Total fixed charges	$139,606	$128,215	$21,050	$29,152	$18,518

Ratio of earnings to fixed charges (b)	-	-	4.4	4.0	-

(a) Calculated as one-third of rentals. Considered a reasonable approximation of interest factor

(b) In 2016, 2015 and 2012, we incurred losses from operations primarily related to goodwill impairments,

      and as a result, our earnings were insufficient to cover our fixed charges by $8.8 million, $298.3 million and $339.6 million, respectively.